Exhibit 3.1

CERTIFICATE OF TRUST

OF

FRANKLIN CRYPTO TRUST

 This Certificate of Trust of Franklin Crypto Trust (the “Trust”) is being filed by the undersigned, to form a statutory trust under the Delaware Statutory Trust Act (12 Del.C. sec. 3801 et seq.) (the “Act”).
1.	The name of the statutory trust formed by this Certificate of Trust is Franklin Crypto Trust.

2.	The name and business address of the Trustee in the State of Delaware is CSC Delaware Trust Company, 251 Little Falls Drive, Wilmington, DE 19808.

3.	This Certificate of Trust shall be effective as of the date of filing with the Delaware Secretary of State.

4.
Pursuant to Section 3804 of the Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust (each, a “Series”), whether such Series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such Series only and not against the assets of the Trust generally or any other Series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other Series thereof shall be enforceable against the assets of such Series.

IN WITNESS WHEREOF, the undersigned, being the Trustee of the Trust, has executed this Certificate of Trust of the Trust in accordance with Section 3811(a)(1) of the Act.

TRUSTEE: CSC Delaware Trust Company, not in its individual capacity but solely as Delaware trustee

By: /s/ Lici Zhu
Name: Lici Zhu
Title: Assistant Vice President